Exhibit 99.5

Press Release

USA: Total Further Increases Its Footprint In The Gulf Of Mexico And Becomes Operator Of The North Platte Discovery

Paris, April 11, 2018 – Total has acquired several assets located in the Gulf of Mexico as part of the Cobalt International Energy company’s bankruptcy auction sale. Total submitted offers on several assets for a consideration of approximately 300 million dollars and acquires from Cobalt:

•	A 20% interest in the North Platte discovery. As a result, Total increases its interest to 60% and becomes operator of this discovery. Total will have Statoil as a partner, who acquired the remaining 40%.

•	A 20% interest in the Anchor discovery. As a result, Total increases its interest to 32.5%, after having acquired 12.5% last December. This discovery is operated by Chevron.

•	13 offshore exploration blocks, which will be operated by Total.

On April 5, 2018, the United States Bankruptcy Court approved these results.

“The sale of Cobalt’s assets gives us the opportunity to further enhance our portfolio in the Gulf of Mexico under particularly attractive conditions and to be able to apply our expertise as a deep offshore operator. We will now develop the North Platte discovery, looking for the most efficient scheme in terms of development cost”, stated Arnaud Breuillac, President Exploration & Production at Total.

Discovered in 2012 by Total and Cobalt in the Wilcox play, North Platte covers four blocks of the Garden Banks area, 275 kilometers off the coast of Louisiana in approximately 1,300 meters of water. The field is now fully appraised with a total of three wells and three sidetracks.

Discovered in 2014, Anchor is also located in the Wilcox play, 225 kilometers off the coast of Louisiana in approximately 1,500 meters of water. It is one of the most significant recent discoveries in the GoM. Anchor is operated by Chevron (55%) alongside Total (32.5%), and Venari (12.5%).

Total Exploration & Production in the United States

Total has been active in Exploration & Production in the United States since 1957. In 2017, the Group’s production in the country was 123,000 barrels of oil equivalent per day.

In the Gulf of Mexico, Total focuses on the deep-water domain. In addition to North Platte and Anchor, the Group holds working interests in three producing fields, Jack with 25% and Tahiti with 17%, both operated by Chevron, and Chinook with 33.33%, operated by Petrobras. Last January, it also announced the major Ballymore discovery (Total 40%, Chevron 60% operator), located in the Norphlet play, following an exploration agreement signed with Chevron on September 2017. Total also holds participations in over 160 exploration leases.

Onshore, Total operates about 100,000 barrels of oil equivalent per day (shale gas production) in the Barnett play (Total 100%, operator) and is a 25% participant in a JV operated by Chesapeake in the Utica shale play.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.